Exhibit 99.5

BRAGG GAMING GROUP THIRD QUARTER REVENUE

RISES 8.0% YEAR OVER YEAR TO €22.6 MILLION (USD $24.0 MILLION)

Gross Profit Rises 13.5% to €11.9 Million (USD $12.6 Million);

Adjusted EBITDA Grows 70.5% to €3.8 Million (USD $4.0 Million)

Reiterates Full Year 2023 Guidance Ranges; Midpoints Imply Year over Year Revenue Growth of 13% and AEBITDA Growth of 32%

TORONTO, November 9, 2023 – Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) ("Bragg" or the "Company"), a global B2B content-driven iGaming technology provider, today reported financial results for the third quarter ended September 30, 2023. The Company also reiterated its revenue and Adjusted EBITDA growth targets for the 2023 full year period.

Summary of 3Q23 Financial and Operational Highlights

Euros (millions)(1)	3Q23		3Q22		Change
Revenue	€22.6		€20.9		8.0%
Gross profit	€11.9		€10.4		13.5%
Gross profit margin	52.5%		50.0%		250	bps
Adjusted EBITDA(2)	€3.8		€2.2		70.5%
Adjusted EBITDA margin	16.9%		10.7%		620	bps
Wagering revenue	€5.7	B	€4.6	B	24.6%

(1)	Bragg’s reporting currency is Euros. The exchange rate provided is EUR €1.00 = USD $1.06. Due to fluctuating currency exchange rates, this reference rate is provided for convenience only.

(2)	Adjusted EBITDA is a non-IFRS measure. For important information on the Company’s non-IFRS measures, see “Non-IFRS Financial Measures” below.

Chief Executive Officer Commentary

“Bragg’s initiatives to position the business as a leading content-driven iGaming B2B provider as well as our disciplined expense management combined to drive third quarter revenue, gross profit and Adjusted EBITDA, as well as a quarterly Adjusted EBITDA margin of 16.9%,” said Matevž Mazij, Chief Executive Officer for Bragg. “Third quarter year over year revenue rose 8% to €22.6 million (USD $24.0 million), gross profit increased 13.5% to €11.9 million (USD $12.6 million) and Adjusted EBITDA increased more than 70% to €3.8 million (USD $4.0 million). These results reflect, in part, a revenue mix shift to higher-margin products including in-house created proprietary content, exclusive third-party content, and turn-key Player Account Management (“PAM”) and managed services partnerships, alongside our ongoing cost control actions.

“The global availability of our proprietary and exclusive third-party content is accelerating, particularly with a growing number of Tier 1 operators, and we expect our global market penetration for these games to accelerate further in the fourth quarter and throughout 2024. During the quarter we launched 12 new proprietary and exclusive third-party games in the largest four regulated online casino markets in the United States and we expect to continue to release games at this cadence or higher over the next 12 months. We are also expanding our presence in Europe where we have introduced 15 proprietary and exclusive third-party games during the third quarter, including with several new customers in the region. We continue to have the leading PAM in the Netherlands which is live with operators that we estimate account for approximately 30% of the gross gaming revenue generated in the market. As we continue to introduce more higher-margin proprietary and exclusive third-party games to more new partners at a faster pace, we expect to generate further top-line, gross profit and Adjusted EBITDA growth as well as higher operating margins.”

Mr. Mazij concluded, “Our strategic initiatives have helped position Bragg as a must-have content supplier for leading global iGaming operators, further building our foundation from which we can deliver consistent profitable growth. We are confident we have the right strategies, balance sheet and infrastructure in place to further our business momentum as we continue to successfully execute on our strategies that are generating cash flow growth and creating new value for our shareholders.”

Third Quarter 2023 and Recent Business Highlights

●	Effective August 28, 2023, the Company introduced a new Chief Executive Officer, Matevž Mazij
●	New content and RGS technology went live in Michigan and Connecticut with FanDuel
●	Secured global distribution agreement with Tier 1 operator 888 Holdings, launching Bragg’s content across a number of popular online casino brands including William Hill, 888, Mr. Green and SI Sportsbook
●	Secured content distribution agreement with Tier 1 operator PokerStars (Flutter) in Europe for the following jurisdictions: UK, Italy, Portugal, Spain, Denmark, and Sweden and in the U.S. for New Jersey, Michigan and Pennsylvania
●	New content went live in the UK with Unibet, a leading brand from Kindred Group
●	Launched content with Tier 1 operator bet365 in Ontario
●	In October, the Company expanded its content distribution in Italy through a new agreement with Lottomatica Group S.p.A, the leading online operator in Europe’s second largest online casino market
●	In November, the Company extended its agreement with Entain Plc to supply Entain’s Dutch iGaming operator, BetCity.nl, with its PAM platform until 2025
●	Since July 1, 2023 the Company has made five (5) monthly cash payments to Lind Global Fund II LLP (“Lind”) in the aggregate amount of USD $2.5 million, in lieu of conversion into common shares, avoiding further dilution.
o	The total outstanding balance of the convertible debt as of November 9, 2023 is USD $4.5 million
o	Bragg expects to utilize cash flow from operations to make similar monthly cash payments to further reduce the Lind debt

Third Quarter 2023 Financial Results and other Key Metrics Highlights

●	Revenue increased by 8.0% to €22.6 million (USD $24.0 million) compared to €20.9 million (USD $22.2 million) in 3Q22
●	Wagering revenue generated by customers increased 24.6% to €5.7 billion (USD $6.0 billion) compared to €4.6 to billion (USD $4.9 billion) in 3Q22
●	Gross profit increased 13.5% to €11.9 million (USD $12.6 million) from €10.4 million (USD $11.0 million) in 3Q22, representing a gross profit margin of 52.5%
●	Adjusted EBITDA was €3.8 million (USD $4.0 million), an increase of 70.5% compared to €2.2 million (USD $2.3 million) in 3Q22; Adjusted EBITDA margin was 16.9% compared to 10.7% in 3Q22
●	For the nine-month period ended September 30, 2023, total cash flow from operations was €6.2 million (USD $6.6 million) compared to €7.7 million (USD $8.2 million) for the first nine months of 2022; the

€1.5 million (USD $1.6 million) decrease reflects working capital movement in the first nine months of 2023.
●	Cash and cash equivalents as of September 30, 2023 was €7.9 million (USD $8.4 million) and net working capital, excluding deferred consideration and convertible debt, was €6.3 million (USD $6.7 million)

Reiterates Full Year 2023 Guidance

Reflecting the Company’s business momentum through the first nine months of the year as well as ongoing initiatives to optimize key customer partnerships for the long-term, Bragg reiterates its 2023 full year revenue guidance range of €95-97 million (USD $100.7-102.8 million) and its full year Adjusted EBITDA range of €15.5-16.5 million (USD $16.4-17.5 million).

Investor Conference Call

The Company will host a conference call today, November 9, 2023, at 8:30 a.m. Eastern Time, to discuss its third quarter 2023 results. During the call, management will review a presentation that will be made available to download at https://investors.bragg.group/financials/quarterly-results/default.aspx.

To join the call, please use the below dial-in information:

Participant Toll-Free Dial-In Number (US/CANADA): (888) 210-4227
Participant Toll Dial-In Number (INTERNATIONAL): (646) 960-0341

United Kingdom: Toll-Free: +44 800 358 0970

United Kingdom: Toll Dial-In: +44.20.3433.3846

Conference ID: 2522980

A webcast of the call and presentation may also be viewed at: https://investors.bragg.group/events-and-presentations/events/default.aspx

A replay of the call will be available until November 16, 2023 following the conclusion of the live call. In order to access the replay, dial (647) 362-9199 or (800) 770-2030 (toll-free) and use the passcode 2522980.

Cautionary Statement Regarding Forward-Looking Information

This news release may contain forward-looking statements or “forward-looking information” within the meaning of applicable Canadian securities laws (“forward-looking statements”), including, without limitation, statements with respect to the following: the Company’s strategic growth initiatives and corporate vision and strategy; financial guidance for 2023, expected performance of the Company’s business; expansion into new markets; expected future growth and expansion opportunities; expected benefits of transactions; and expected future actions and decisions of regulators and the timing and impact thereof. Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and allowing readers to get a better understanding of the Company’s anticipated financial position, results of operations, and operating environment. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or describes a “goal”, or variation of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

All forward-looking statements reflect the Company’s beliefs and assumptions based on information available at the time the statements were made. Actual results or events may differ from those predicted in these forward-

looking statements. All of the Company’s forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions listed below. Although the Company believes that these assumptions are reasonable, this list is not exhaustive of factors that may affect any of the forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include the following: the regulatory regime governing the business of the Company;  the operations of the Company; the products and services of the Company; the Company’s customers; the growth of Company’s business, the meeting minimum listing requirements of the stock exchanges on which the Company's shares trade, which may not be achieved or realized within the time frames stated or at all; the integration of technology; and the anticipated size and/or revenue associated with the gaming market globally.

Forward-looking statements involve known and unknown risks, future events, conditions, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, prediction, projection, forecast, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the following: risks related to the Company’s business and financial position; that the Company may not be able to accurately predict its rate of growth and profitability; risks associated with general economic conditions; adverse industry events; future legislative and regulatory developments; the inability to access sufficient capital from internal and external sources; the inability to access sufficient capital on favorable terms; realization of growth estimates, income tax and regulatory matters; the ability of the Company to implement its business strategies; competition; economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices; changes in customer demand; disruptions to our technology network including computer systems and software; natural events such as severe weather, fires, floods and earthquakes; and risks related to health pandemics and the outbreak of communicable diseases. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events, or otherwise, except in accordance with applicable securities laws.

Non-IFRS Financial Measures

Statements in this news release make reference to “Adjusted EBITDA”, which is a non-IFRS (as defined herein) financial measure that the Company believes is appropriate to provide meaningful comparison with, and to enhance an overall understanding of, the Company’s past financial performance and prospects for the future. The Company believes that “Adjusted EBITDA” will provide investors with useful supplemental information about the financial performance of its business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating its business and making decisions. “Adjusted EBITDA” is a financial measure that does not have a standardized meaning under International Financial Reporting Standards (“IFRS”). As there is no standardized method of calculating “Adjusted EBITDA”, it may not be directly comparable with similarly titled measures used by other companies. The Company considers “Adjusted EBITDA” to be a relevant indicator for measuring trends in performance and its ability to generate funds to service its debt and to meet its future working capital and capital expenditure requirements. “Adjusted EBITDA” is not a generally accepted earnings measure and should not be considered in isolation or as an alternative to net income (loss), cash flows or other measures of performance prepared in accordance with IFRS.

Although management believes these financial measures are important in evaluating the Company, they are not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS. Non-IFRS measures are not recognized measures under IFRS and do not have standardized meanings prescribed by IFRS. These measures may be different from non-IFRS financial measures used by other companies, limiting their usefulness for comparison purposes. These non-IFRS measures and metrics are used to provide investors with supplemental measures of our operating performance and liquidity and thus highlight trends in our business that may nor otherwise be apparent when relying solely on IFRS measures.

About Bragg

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is a content-driven iGaming technology provider, serving online and land-based gaming operators with its proprietary and exclusive content, and its cutting-edge technology. Bragg Studios offer high-performing, data-driven and passionately crafted casino gaming titles from in-house brands Wild Streak Gaming, Spin Games, Atomic Slot Lab, Indigo Magic and Oryx Gaming. Its proprietary content portfolio is complemented by a range of exclusive titles from carefully selected studio partners which are Powered By Bragg: games built on Bragg remote games server (Bragg RGS) technology, distributed via the Bragg Hub content delivery platform and available exclusively to Bragg’s customers. Bragg’s modern and flexible omnichannel Player Account Management (Bragg PAM) platform powers multiple leading iCasino and sportsbook brands and is supported by expert in-house managed operational and marketing services. All content delivered via the Bragg Hub, whether exclusive or from Bragg’s large, aggregated games portfolio, is managed from a single back-office and is supported by powerful data analytics tools, as well as Bragg’s Fuze™ player engagement toolset. Bragg is licensed or otherwise certified, approved and operational in multiple regulated iCasino markets globally, including in New Jersey, Pennsylvania, Michigan, Ontario, the United Kingdom, the Netherlands, Germany, Sweden, Spain, Malta and Colombia.

Find out more.

Contacts:

Yaniv SpielbergJoseph Jaffoni, Richard Land, James Leahy

Chief Strategy OfficerJCIR

Bragg Gaming Group212-835-8500 or bragg@jcir.com
info@bragg.games

Financial tables follow

BRAGG GAMING GROUP INC.

INTERIM UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF (LOSS) AND COMPREHENSIVE (LOSS) INCOME

(In thousands, except per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Revenue	22,574	20,899	70,162	61,053
Cost of revenue	(10,718)	(10,454)	(32,260)	(28,961)
Gross Profit	11,856	10,445	37,902	32,092

Selling, general and administrative expenses	(13,047)	(12,034)	(38,035)	(33,539)
Loss on remeasurement of derivative liability	(82)	(101)	(261)	(101)
Gain on settlement of convertible debt	231	—	435	—
Gain on remeasurement of consideration receivable	—	—	—	37
(Loss) gain on remeasurement of deferred consideration	(1,095)	52	(387)	521
Operating (Loss)	(2,137)	(1,638)	(346)	(990)

Net interest expense and other financing charges	(450)	(246)	(1,414)	(524)
(Loss) Before Income Taxes	(2,587)	(1,884)	(1,760)	(1,514)

Income taxes	(364)	(114)	(1,290)	(1,114)
Net (Loss)	(2,951)	(1,998)	(3,050)	(2,628)
Items to be reclassified to net loss:
Cumulative translation adjustment	(611)	2,211	(1,754)	(1,754)
Net Comprehensive (Loss) Income	(3,562)	213	(4,804)	(4,382)

Basic (Loss) Per Share	(0.13)	(0.09)	(0.14)	(0.12)
Diluted (Loss) Per Share	(0.13)	(0.09)	(0.14)	(0.12)

	Millions	Millions	Millions	Millions
Weighted average number of shares - basic	23.3	20.0	22.3	21.2
Weighted average number of shares - diluted	23.3	20.0	22.3	21.2

BRAGG GAMING GROUP INC.

INTERIM UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in thousands)

	As at	As at
	September 30,	December 31,
	2023	2022
Cash and cash equivalents	7,876	11,287
Trade and other receivables	17,826	16,628
Prepaid expenses and other assets	2,628	1,823
Total Current Assets	28,330	29,738
Property and equipment	663	660
Right-of-use assets	1,271	576
Intangible assets	39,413	41,705
Goodwill	31,662	31,662
Other assets	47	47
Total Assets	101,386	104,388

Trade payables and other liabilities	18,801	19,549
Deferred revenue	564	746
Income taxes payable	1,367	1,113
Lease obligations on right of use assets	411	294
Deferred consideration	1,511	1,176
Derivative liability	869	1,320
Convertible debt	3,588	—
Loans payable	—	109
Total Current Liabilities	27,111	24,307
Deferred income tax liabilities	1,201	1,201
Lease obligations on right of use assets	955	344
Convertible debt	—	6,648
Deferred consideration	1,378	2,121
Other non-current liabilities	233	233
Total Liabilities	30,878	34,854

Share capital	118,670	109,902
Broker warrants	38	38
Shares to be issued	3,491	6,982
Contributed surplus	21,246	20,745
Accumulated deficit	(75,277)	(72,227)
Accumulated other comprehensive income	2,340	4,094
Total Equity	70,508	69,534
Total Liabilities and Equity	101,386	104,388

BRAGG GAMING GROUP INC.

UNAUDITED SELECTED FINANCIAL GAAP AND NON-GAAP MEASURES

(in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
EUR 000	2023	2022	2023	2022
Revenue	22,574	20,899	70,162	61,053
Operating (Loss)	(2,137)	(1,638)	(346)	(990)
EBITDA	1,209	837	8,963	4,944
Adjusted EBITDA	3,814	2,237	12,450	8,412